Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of significant subsidiaries of the Registrant.

Subsidiary	Jurisdiction of Incorporation
Amerisource Receivables Financial Corporation	Delaware
AmerisourceBergen Drug Corporation	Delaware
AmerisourceBergen Holding Corporation	Delaware
AmerisourceBergen Services Corporation	Delaware
AmerisourceBergen Specialty Group, Inc.	Delaware
ASD Specialty Healthcare, Inc.	California
BPL Group, LLC	Delaware
World Courier Group S.à r.l.	Luxembourg